SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 14/10 - 10/26/2010

Copel’s Grid Market grew by 7.0% until September of 2010

     The following analysis refers to Copel’s power market performance consolidated until the September 2010 compared to the same period of 2009.

Captive Market – Copel Distribuição

    The captive market consumed 15,981 GWh, up by 6.8%.

     The residential segment consumed 4,446 GWh, up 5.4% due to increase of 3.5% in the number of customers, the maintenance of the formal job market, the increase in the bulk of wages and access to credit. This segment represented 27.8% of Copel’s captive market. By the end of the period, Copel supplied power to 2,933,515 residential customers.

     The industrial segment consumed 5,320 GWh, 8.3% up, thanks to the economy recovery and increase in the state’s exports. This segment represented 33.3% of Copel’s captive market. In September 2010, Copel supplied power to 66,820 captive industrial customers.

     The commercial segment consumed 3,346 GWh, an increase of 8.0%, also due to the increase in the formal jobs and in the bulk of wages. The commercial segment represented 20.9% of Copel’s captive market. In September 2010, Copel supplied power to 306,938 commercial customers.

     The rural segment consumed 1,336 GWh up 6.2%, due to the increase of 4.3% in the number of customers and the economy recovery. This segment represented 8.4% of Copel’s captive market. In September 2010, Copel supplied power to 362,453 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,533 GWh, 3.7% up in the period. These segments represented 9.6% of Copel’s captive market. At the end of the quarter, Copel supplied power to 49,213 customers in these segments.

The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Sep/10	Sep/09%		Jan -Sep/10	Jan -Sep/09%
Residential	2,933,515	2,833,600	3.5	4,446	4,220	5.4
Industrial	66,820	66,078	1.1	5,320	4,915	8.3
Commercial	306,938	297,769	3.1	3,346	3,097	8.0
Rural	362,453	347,516	4.3	1,336	1,259	6.2
Other	49,213	47,938	2.7	1,533	1,479	3.7
Grid Market	3,718,939	3,592,901	3.5	15,981	14,970	6.8

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 7.0%, as the following table:

	Number of customers/Agreements			Energy distributed (GWh)
	Sep/10	Sep/09%		Jan-Sep/10	Jan-Sep/09%
Captive market	3,718,939	3,592,901	3.5	15,981	14,970	6.8
Concessionaries and
	4	4	-	426	390	9.3
licensees
Free customers (*)	28	22	27.3	2,382	2,200	8.3
Grid Market	3,718,971	3,592,927	3.5	18,789	17,560	7.0
* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Sep/10	Sep/09%		Jan-Sep/10	Jan-Sep/09%
Copel DIS
Captive market	3,718,939	3,592,901	3.5	15,981	14,970	6.8
Concessionaries and
	4	4	-	426	390	9.3
licensees
CCEE	-	-	-	2	181	-
Total Copel DIS	3,718,943	3,592,905	3.5	16,409	15,541	5.6
Copel GET
CCEAR (Copel DIS)	1	1	-	917	852	7.5
CCEAR (other
	35	35		9,862	9,930	(0.7)
concessionaries)			-
Adjustment auction (ACR)	-	1	-	-	236	-
Free customer	10	12	(16.7)	773	803	(3.8)
Bilateral Agreements	6	2	200.0	1,189	778	52.8
CCEE	-	-	-	88	260	(66.1)
Total Copel GET	52	51	2.0	12,829	12,859	(0.2)

Total Copel Consolidated	3,718,995	3,592,956	3.5	29,238	28,400	2.9
Note: Not considering the energy from MRE (Energy Relocation Mechanism). CCEE: Electric Pow er Trade Chamber CCEAR: Energy Purchase Agreements in the Regulated Market

Curitiba, October 26, 2010

Sincerely,
Rafael Iatauro
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.